Exhibit 99.30

UNDERTAKING

To: Ontario Securities Commission
And To: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
Autorité des marchés financiers
Office of the Superintendent of Securities of Prince Edward Island
Office of the Superintendent of Securities of Newfoundland and Labrador
(collectively, the "**Commissions**")

Re: SolarBank Corporation (the "**Issuer**")
Final Base Shelf Prospectus dated May 2, 2023 of the Issuer (the "**Prospectus**")
SEDAR Project No.: 3505643

Capitalized terms used herein but not otherwise defined have the meanings given to such terms in the Prospectus.

The Issuer hereby undertakes that it will file, with each of the Commissions, the following material contracts and documents affecting the rights of securityholders (collectively, the "**Documents**") in accordance with subsections 4.2(a)(x) and (x.1) of National Instrument 44-101 *Short Form Prospectus Distributions*, promptly and in any event no later than seven days after execution of the Documents or after the Documents become effective, as the case may be:

(a) the trust indenture for any offering of Debt Securities;
(b) the warrant indenture for any offering of Warrants;
(c) the subscription receipt agreement for any offering of Subscription Receipts;
(d) the share purchase contract for any offering of Share Purchase Contracts;
(e) the unit agreement for any offering of Units; and
(f) any other similar document in respect of any securities that may be issued.

DATED: May 2, 2023

SolarBank Corporation

Per: *"/s/ "Dr. Richard Lu"*
Name: Dr. Richard Lu
Title: President and Chief Executive Officer